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                          CUSTODIAN AGREEMENT AMENDMENT


Pursuant to mutual agreement as permitted under Section 12. Termination and Amendment of Agreement, the Custodian Agreement dated March 20, 1995, between the IDS Money Market Series, Inc. (the Corporation) on behalf of its underlying series fund, IDS Cash Management Fund, and American Express Trust Company (the Custodian), is amended this 9th day of October, 1997, as follows:

Section 4.  Receipt and Disbursement of Money

In the first paragraph, add the italicized words as follows:

 ..., the Custodian shall receive and may rely upon a custodian order directing such payment and stating that the payment is for such a purpose permitted under these items (a), (b), (c), (d), (e), (f) or (g) or, where appropriate, a trade affirmation report, and that...

Section 6.  Transfer, Exchange, Delivery, etc. of Securities

In the first paragraph, add the italicized words as follows:

Before making any such transfer, exchange or delivery, the Custodian shall receive a custodian order or a facsimile from the Corporation and stating that it is for a purpose permitted under Section 6, or, where appropriate, a trade affirmation report, (whenever...

Section 11.  Concerning Custodian

In the second paragraph, add the italicized words as follows:

The Custodian shall not be liable for an action taken in good faith upon any custodian order or facsimile herein described, trade affirmation report, or certified copy of any resolution of the Board of Directors of the Corporation or of the Executive Committee of the Board of Directors of the Corporation, and may rely on the genuineness of any such document which it may in good faith believe to have been validly prepared or executed.


IDS Money Market Series, Inc.               American Express Trust Company
    IDS Cash Management Fund



By: /s/Leslie L. Ogg                 By: /s/Chandrakant A. Patel
       Leslie L. Ogg, Vice President        Chandrakant A. Patel, Vice President